Simplify Genomics, Inc.

(a Delaware Corporation)

Audited Financial Statements

As of the year ended December 31, 2023
and December 31, 2022

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Simplify Genomics, Inc.
Table of Contents











Alice CPA

Independent Auditor's Report

November 1, 2024
To: Management of Simplify Genomics, Inc.
Attn: Travis Lacey, CEO
Re: 2023-2022 Financial Statement Audit – Simplify Genomics, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Simplify Genomics, Inc., which comprise the balance sheets as of December 31, 2023 and of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Simplify Genomics, Inc. as of December 31, 2023 and of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Simplify Genomics, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Simplify Genomics, Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Simplify Genomics, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Simplify Genomics, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
November 1, 2024



Simplify Genomics, Inc.
BALANCE SHEETS
December 31, 2023 and 2022
(Audited)

ASSETS		2023		2022
Current Assets				
Cash and cash equivalents	$	61,287	$	139,963
Accounts receivable, net		384,647		255,250
Prepaid expense		160,330		183,118
R&D tax credit receivable		69,874		13,072
Total Current Assets		676,138		591,403
Other Assets				
Intangibles, net		799,291		899,203
Total Other Assets		799,291		899,203
Total Assets	$	1,475,429	$	1,490,606
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	995,568	$	451,498
Accrued expenses		98,442		58,653
Accrued interest		13,726		-
Current portion of notes payable		100,000		-
Current portion of convertible notes payable		100,000		-
Total Current Liabilities		1,307,736		510,151
Long-Term Liabilities				
Total Long-Term Liabilities		-		-
Total Liabilities		1,307,736		510,151
Stockholders' Equity				
Preferred Stock, $0.001 par value; 1,300,000 shares authorized;				
1,153,978 shares issued and outstanding		1,254		1,254
Common Stock, $0.001 par value; 3,000,000 shares authorized;				
1,000,000 shares issued and outstanding		1,000		1,000
Additional paid in capital		2,487,476		2,399,052
Stock subscription receivable		(885)		(885)
SAFE Notes		420,000		-
Retained earnings/ (Accumulated deficit)		(2,741,152)		(1,419,966)
Total Stockholders' Equity		167,693		980,455
Total Liabilities and Stockholders' Equity	$	1,475,429	$	1,490,606

The accompanying footnotes are an integral part of these financial statements.

Simplify Genomics, Inc.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2023 and 2022
(Audited)

	2023	2022
Revenues	$ 1,462,550	$ 1,520,000
Cost of Goods	887,668	1,137,105
Gross Profit	574,882	382,895
Operating Expenses		
Research and development	247,979	274,235
Software and Lab costs	282,807	79,765
General and administrative	133,373	80,601
Salaries and wages	838,312	830,684
Professional fees	248,254	294,791
Depreciation and amortization	99,912	99,912
Total Operating Expenses	1,850,637	1,659,988
Other Income (Expense)		
Other income	56,802	13,072
Interest expense	(13,809)	-
Stock based compensation	(88,424)	(146,306)
Total Other income (expense)	(45,431)	(133,234)
Net Income (Loss)	$ (1,321,186)	$ (1,410,327)

The accompanying footnotes are an integral part of these financial statements.

Simplify Genomics, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022
(Audited)

	Preferred Stock Value ($ par)	Common Stock Value ($ par)	Additional Paid in Capital	Stock subscription receivable	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance as of December 31, 2021	$ 325	$ -	$ 324,675	$ -	$ -	$ (9,639)	$ 315,361
Issuance of common stock	-	1,000	999,000	(885)	-	-	999,115
Issuance of preferred stock	929	-	929,071	-	-	-	930,000
Vesting of stock options	-	-	146,306	-	-	-	146,306
Net loss	-	-	-	-	-	(1,410,327)	(1,410,327)
Balance as of December 31, 2022	1,254	1,000	2,399,052	(885)	-	(1,419,966)	980,455
Vesting of stock options	-	-	88,424	-	-	-	88,424
Issuance of SAFE Notes	-	-	-	-	420,000	-	420,000
Net loss	-	-	-	-	-	(1,321,186)	(1,321,186)
Balance as of December 31, 2023	$ 1,254	$ 1,000	$ 2,487,476	$ (885)	$ 420,000	$ (2,741,152)	$ 167,693

The accompanying footnotes are an integral part of these financial statements.

Simplify Genomics, Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(Audited)

	2023	2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ (1,321,186)	$ (1,410,327)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Accrued interest	13,726	-
Depreciation and amortization	99,912	99,912
Stock based compensation	88,424	146,306
Changes in operating assets and liabilities:		
Accounts receivable	(129,397)	(255,250)
Prepaid expenses	22,788	(63,118)
R&D tax credit receivable	(56,802)	(13,072)
Accounts payable	544,070	442,009
Accrued expenses	39,789	58,653
Net cash provided by (used in) operating activities	(698,676)	(994,887)
Cash Flows from Investing Activities		
Net cash provided by (used in) investing activities	-	-
Cash Flows from Financing Activities		
Proceeds from notes payable issued	100,000	-
Proceeds from convertible notes payable issued	100,000	-
Proceeds from SAFE notes issued	420,000	-
Proceeds from preferred stock issued	-	930,000
Net cash provided by (used in) financing activities	620,000	930,000
Net change in cash and cash equivalents	(78,676)	(64,887)
Cash and cash equivalents at beginning of year	139,963	204,850
Cash and cash equivalents at end of year	$ 61,287	$ 139,963
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

Noncash transactions
During 2022, the Company issued common stock shares with a fair market value of $1,000,000 for the acquisition of intellectual property. This transaction has been eliminated from the statement of cash flows.

The accompanying footnotes are an integral part of these financial statements.

Simplify Genomics, Inc.
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Simplify Genomics, Inc. ("Company") was incorporated in the State of Delaware on February 18, 2021. The Company is a genomics technology company that has built an analytical and interpretation platform to empower genomics in healthcare. The Company empowers clinical decisions with genomic reporting and genome exploration at the speed of thought using our proprietary genome search engine.

The Company is subject to risks common to early stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to operationalize the Company's current technology, and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit of approximately $2,700,000 as of December 31, 2023. These factors are integral to the Company's ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations with funding from additional capital raises, and funds from revenue producing activities. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through November 1, 2025, and no adjustments have been made to the financial statements. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of deferred tax assets.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

The years ended December 31, 2023 and 2022, the Company's revenues were 99% and 100%, respectively, concentrated to one customer. As of December 31, 2023 and 2022, the Company's accounts receivable were concentrated 100% to the same customer.

Cash and Cash Equivalents

Simplify Genomics, Inc.
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

The Company considers all highly liquid debt instruments and other short-term investments with a maturity date of three months or less, when purchased, to be cash equivalents.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. As of December 31, 2023 and 2022, the allowance for doubtful accounts was $0. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the statement of operations.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

Intangible Assets

Intangible Assets consist of intellectual property purchased by the Company (see Note 4).

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:
   i.   Identification of the promised goods in the contract;
   ii.   Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
   iii.   Measurement of the transaction price, including the constraint of variable consideration;
   iv.   Allocation of the transaction price of the performance obligations; and
   v.   Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. The Company produces and sells genomic reporting analysis to its customers. The Company's performance obligation is satisfied when the reports have been delivered, which is at a point in time.

Simplify Genomics, Inc.
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

Deferred revenue relates to product sales paid, partially or in full, prior to delivery to customers. As of December 31, 2023 and 2022 the Company had no deferred revenues.

Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company periodically evaluates whether events and circumstances have occurred that indicate possible impairment. When impairment indicators exist, the Company uses market quotes, if available, or an estimate of the future undiscounted net cash flows of the related asset or asset group over the remaining life in measuring whether or not the asset values are recoverable. The Company did not recognize impairment on its long-lived assets during the year ended December 31, 2023. Identified intangible assets are reviewed for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Research and Development Costs

Research and development costs are charged to expense when incurred as alternative future uses are not considered.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718, *Stock Compensation*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining the stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

Compensated Absences

The Company's policy is to recognize costs for sick time and personal time off when paid. As of December 31, 2023, no accrual has been deemed necessary to expense related costs in the accompanying financial statements.

Income Taxes

Simplify Genomics, Inc.
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our federal tax return and any state tax returns are not currently under examination.

The Company has adopted ASC 740, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair Value Measurement

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023.

NOTE 3 – RESEARCH AND DEVELOPMENT TAX CREDITS

The Company operations qualify for research and development tax credits. Each year the Company submits a return to receive tax credits subsequent to each year end.

NOTE 4 – INTANGIBLE ASSETS

On January 1, 2022, the Company purchased intellectual property rights which included business plans for operations from the Company's CEO and shareholder in exchange for 689,655 common shares valued at $1.00 per share. The intangible asset of $689,655 was recorded with a useful life of 10 years.

On January 1, 2022, the Company purchased intellectual property rights which included clinic lab licenses and research data. The purchase price was $309,460 common shares valued at $1.00 per share. The intangible asset of $309,460 was recorded with a useful life of 10 years.

The Company's management regularly reviews the carrying value of these assets for impairment and decline in value. Management believes that no impairment exists with respect to these assets as of December 31, 2023.

Simplify Genomics, Inc.
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

Amortization expense for the years ended December 31, 2023 and 2022, was $99,912.

Future annual amortization expense is as follows:

Years Ending December 31,

2024	$	99,912
2025		99,912
2026		99,912
2027		99,912
2028		99,912
Thereafter		299,731
Total future amortization	$	799,291

NOTE 5 – NOTES PAYABLE

On March 3, 2023, the Company entered into a promissory note agreement for $100,000 which bears interest at 10%. The principal balance and interest, including all accrued interest, is due on demand by the Lender at any time after December 31, 2024. As of December 31, 2023 the outstanding principal and accrue interest balance was $100,000 and $8,055, respectively.

NOTE 6 – CONVERTIBLE NOTE PAYABLE

On June 8, 2023, the Company entered into a promissory note agreement for $100,000 which bears interest at 10%. The principal balance and interest, including all accrued interest, is due at maturity on December 31, 2024. The Note contains a provision for conversion to shares of the Company in the event of change in control, qualified financing event, or non-qualified financing event. As of December 31, 2023 no conversions have been made. As of December 31, 2023 the outstanding principal and accrue interest balance was $100,000 and $5,671, respectively.

NOTE 7 – EQUITY

Share Authorization

The total number of shares of all classes of stock that the corporation has authority to issue is 4,300,000, consisting of 3,000,000 shares of Common stock $0.001 par value and 1,300,000 shares of preferred stock $0.001 par value.

Voting

Common Stock shall be entitled to one vote for each share held on all voting matters. Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock are convertible as of the record date.

NOTE 8 – STOCK-BASED COMPENSATION

The Company established an Equity Incentive Plan (EIP) that will allow the Company to grant, from time to time, equity incentives in the form options, stock, restricted stock and other forms of compensation to employees, managers, and consultants of the Company. The Company's Board of Directors approved up to 574,713 shares to be granted under the EIP.

Simplify Genomics, Inc.
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2023:

	Options	Weighted Average Exercise Price
Option outstanding, beginning of year	518,856	$ 1.00
Granted	0	$ 0.00
Exercised	(0)	$ 0.00
Expired	(0)	$ 0.00
Options outstanding, end of year	518,856	$ 1.00

These options expire 10 years after the grant date. The shares vest ratably over a period of 48 months. The shares will be issued when exercised from a pool of reserved shares.

	Total Options	Weighted Average Calculated Value
Nonvested options		
Total non-vested options outstanding, beginning of year	304,231	$ 1.00
Granted	0	$ 0.00
Vested	(129,714)	$ 1.00
Forfeited	(0)	$ 0.00
Total non-vested options outstanding, end of year	174,517	$ 1.00
Options exercisable, end of year	518,856	$ 1.00

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2022:

	Options	Weighted Average Exercise Price
Option outstanding, beginning of year	0	$ 0.00
Granted	518,856	$ 1.00
Exercised	(0)	$ 0.00
Expired	(0)	$ 0.00
Options outstanding, end of year	518,856	$ 1.00

These options expire 10 years after the grant date. The shares vest ratably over a period of 48 months. The shares will be issued when exercised from a pool of reserved shares.

	Total Options	Weighted Average Calculated Value
Nonvested options		
Total non-vested options outstanding, beginning of year	0	$ 0.00
Granted	518,856	$ 1.00
Vested	(214,625)	$ 1.00
Forfeited	(0)	$ 0.00
Total non-vested options outstanding, end of year	304,231	$ 1.00
Options exercisable, end of year	518,856	$ 1.00

Simplify Genomics, Inc.
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

The total calculated value of stock options granted as of December 31, 2023, was $353,695, of which $88,424 and $146,306 was included in stock option compensation expense for the years ended December 31, 2023 and 2022, respectively. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $118,965 as of December 31, 2023.

NOTE 9 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The cumulative tax effect at the expected rate of 21 % of significant items comprising the net deferred tax amount is as follows:

Deferred tax assets:		
Net operating loss and tax credit carryforward	$	333,594
Deferred tax liabilities:		
		(0)
Less: Valuation allowance		(333,594)
Deferred tax assets, net	$	-

ASC 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company's financial statements. ASC 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than- not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes. As of December 31, 2023, the Company had no accrued interest or penalties related to uncertain tax positions.

NOTE 10 - RELATED PARTY TRANSACTIONS

A shareholder is also the parent company of a customer of the Company. These transactions are considered by management to be arm's length transactions.

The Company's recognized revenues with this related party for the years ended December 31, 2023 and 2022, totaled $1,446,850 and $1,520,000, respectively. As of December 31, 2023 and 2022, the Company had accounts receivable from this related party totaling $384,647 and $255,250, respectively.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450, *Contingencies.* The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of December 31, 2023 the Company is not aware of any contingent liabilities that should be reflected in the financial statements.

NOTE 12 - SUBSEQUENT EVENTS

Simplify Genomics, Inc.
Notes to the Financial Statements
December 31, 2023 and 2022
(Audited)

Management's Evaluation

The Company has evaluated subsequent events for recognition and disclosure through November 1, 2024, which is the date the financial statements were available to be issued.